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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-33439
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [  ] Form 11-K     [  ] Form 20-F    [  ] Form 10-Q
[  ] Form 10-N-SAR

For Period Ended:  December  31, 2001
                   ------------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:______________________________.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

__________________________________________________________.


                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant:  Expressions Graphics, Inc.

Former Name If Applicable: ____

Address of Principal Executive Office (Street and Number): One Belmont Avenue, Suite 417
                                                          ---------------------------------------

City, State and Zip Code:    Bala Cynwyd, PA  19004
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year of Expressions Graphics, Inc. (the "Company") ended on December 31, 2001. Accordingly, the Company's Annual Report on Form 10-K is required to be filed by April 1, 2002.

     On February 18, 2002, the Company experienced a change in management as all of its directors and officers resigned from their positions and new officers and directors were appointed. The Company's new management began to implement a new business plan and completed a series of material transactions in February and March 2002. On March 4, 2002, the new directors of the Company appointed LJ Soldinger Associates as the Company's independent accountants. Due to the timing of the change in the Company's management, the timing of these material transactions and the timing of the engagement of LJ Soldinger Associates, the Company's financial statements were not prepared on a timely basis. Accordingly, additional time is necessary for the newly engaged independent accountants to audit the Company's financial statements and review the Company's Annual Report on Form 10-KSB. Attached as Exhibit 1 hereto is a copy of LJ Soldinger Associates' statement.

     The foregoing reasons causing the Company's inability to timely file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 could not be eliminated without unreasonable effort or expense.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Stephen P. Harrington                 610                     660-5757
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(Name)                            (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ] Yes         [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                      -2-

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                           EXPRESSIONS GRAPHICS, INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    April 1, 2002                 By: /s/ Stephen P. Harrington
       --------------------                --------------------------------
                                           Stephen P. Harrington
                                           President